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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                         (Amendment No. ________)*

                       J NET ENTERPRISES, INC.
_________________________________________________________________
                            (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE
_________________________________________________________________
                       (Title of Class of Securities)

                             46622V102
_________________________________________________________________
                            (CUSIP Number)

                              ALAN I. ANNEX
                          GREENBERG TRAURIG LLP
                             200 PARK AVENUE
                          NEW YORK, NEW YORK 10166
                               212-801-9200
_________________________________________________________________
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                        January 31, 2002
_________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SS 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Alan J. Hirschfield
__________________________________________________________________
     2.  Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a) (X)           (b) ( )
__________________________________________________________________

     3.  SEC Use Only
___________________________________________________________________
     4.  Source of Funds (See Instructions)

         00
___________________________________________________________________
     5.  Check if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)
___________________________________________________________________
     6.  Citizenship or Place of Organization

         United States
___________________________________________________________________
      Number of         7.  Sole Voting Power   215,000
      Shares           ____________________________________________
      Beneficially      8.  Shared Voting Power   252,500
      Owned by         ____________________________________________
      Each              9.  Sole Dispositive Power   215,000
      Reporting        ____________________________________________
      Person With      10.  Shared Dispositive Power   252,500
___________________________________________________________________
      11. Aggregate Amount Beneficially Owned by Each Reporting
          Person

          467,500
___________________________________________________________________
      12. Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)
___________________________________________________________________
      13. Percent of Class Represented by Amount in Row (11)

          5.35%
___________________________________________________________________

      14. Type of Reporting Person (See Instructions)

          IN
___________________________________________________________________

Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of J Net Enterprises, Inc.
     ("J Net" or the "Company") a Nevada corporation. The address of the principal offices of J Net is 4020 W. Lake Creek Drive, Suite 100, Wilson, Wyoming 83014.

Item 2.  Identity and Background.

    (a)  Alan J. Hirschfield
    (b)  3490 Clubhouse Drive, I-2
         Wilson, Wyoming 83014
    (c)  Director, J Net Enterprises
         3490 Clubhouse Drive, I-2
         Wilson, Wyoming 83014

    (d) During the last five years the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (e) During the last five years the Filing Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  United States

Item 3.  Source and amount of Funds or Other Consideration.

         Filing Person acquired beneficial ownership of the securities referenced herein either through (i) the vesting of certain stock options granted by the Company, (ii) the use of personal funds

Item 4.  Purpose of Transaction.

         On January 31, 2002, 50,000 stock options granted to Mr. Hirschfield on January 31, 2000 vested bringing Mr. Hirschfield's beneficial ownership to 5.05%.

         On September 30, 2002, 27,500 stock options granted to Mr. Hirschfield on June 30, 2002 vested, bringing Mr. Hirschfield's current beneficial ownership to 5.35%.

         Except as otherwise noted, to the knowledge of Filing Person, neither Filing Person nor any affiliate of the Filing Person has acquired or disposed of any shares of Common Stock during the past 60 days.


Item 5.  Interest in Securities of the Issuer.

         Mr. Hirschfield holds 5,000 shares of the Company's Common Stock directly and holds 252,500 shares of the Company's
         Common Stock indirectly through a combination of spouse, certain foundations, certain trusts and an IRA.

         Mr. Hirschfield currently has exercisable options to purchase 210,000 shares of J Net's Common Stock. Such options constitute 2.40% of the outstanding Common Stock of the issuer assuming Mr. Hirschfield's options are exercised and such shares are outstanding.

         Except as otherwise noted, to the knowledge of Filing Person, neither Filing Person nor any affiliate of the Filing Person has acquired or disposed of any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Filing Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

         None.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statements is true, complete and correct.

Date:  October 8, 2002

Signature:  /s/ Alan J. Hirschfield
            _______________________
            Alan J. Hirschfield